EXHIBIT 99.1

MAG Silver Announces the Appointment of Jill Neff as Corporate Secretary

VANCOUVER, British Columbia, Jan. 18, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) is pleased to announce that Jill Neff has joined the Company as Corporate Secretary.

Ms. Neff has over 16 years of corporate secretarial, corporate governance and securities regulatory experience, 12 of those years specifically with public companies in the mining industry. Most recently, Ms. Neff served as Corporate Secretary of Sierra Metals Inc., a position which she held since 2013. Prior to that, she was Corporate Secretary for a number of other publicly listed companies, including WPC Resources Inc. (now Blue Star Gold Corp.) and TTM Resources Inc. Ms. Neff completed the Paralegal Diploma Program at Capilano University in 2004 and began her career as a Securities Paralegal in national law firms including Borden Ladner Gervais LLP and Goodmans LLP.

"We are very pleased that Jill has joined MAG." said George Paspalas, President and CEO. "Jill brings excellent relevant corporate secretarial experience to us, which will be instrumental as we continue to add value for our shareholders and continually improve our corporate governance."

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and the Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation. Initial underground production was achieved in Q3-2020. As well, MAG has an expanded exploration program in place, targeting multiple highly prospective targets both at the Juanicipio Joint Venture and at the Deer Trail 100% earn-in project in Utah.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President, CEO and Director

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov            LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website:www.magsilver.com
Toll Free:(866) 630-1399
Email: info@magsilver.com